STARREX MINING CORPORATION LTD.

SUITE 1240 • 70 YORK STREET • TOR DA • M5J 1S9
Telepho r (416) 865-1382
x@atlantor.com

National Instrument 51-102; Continuous Disclosure Regulation

Management's Discussion and Analysis of Financial Condition and Operations

for the Interim Period Ending September 30, 2004

General

The following Management's Discussion and Analysis ("MD&A") of Starrex Mining Corporation Ltd., (the "Company") should be read in conjunction with the unaudited Financial Statements of the Company, and the Notes thereto, for the nine months ending September 30, 2004, and with the audited Financial Statements of the Company, and the Notes thereto, for the year ending December 31, 2003. This MD&A covers the nine months' period to September 30, 2004 and is compared to the comparable period ending September 30, 2003. This MD&A has been prepared as at November 12, 2004.

Company Overview

The Company presently concentrates on the analysis and review, including preliminary, and where warranted, advanced due diligence investigations of domestic and international mining exploration and development offerings, together with certain investments and equity interests in other resource and industrial businesses. The Company's common shares are listed on the TSX Venture Exchange (Symbol:STX). The Company presently operates primarily by way of investments and equity positions in other companies, both related and unrelated. The Company is also currently engaged in negotiations involving two potentially major merger and/or acquisition transactions, both of which under due diligence investigations which are in different stages as to their status. The interest of their respective principals derives from the Company's free cash assets, modest diluted capital stock position and widely distributed North American shareholder base. No conclusion can presently be foreseen or reported as to the successful outcome, or otherwise, of these negotiations.

Forward-Looking Statements

Certain statements contained or incorporated in this MD&A of the Company's financial condition and operating results, including information, analysis and projections as to the future operating performance and activities of the Company, and its affiliated or outside investments and equity positions, constitute forward-looking statements. Such forward-looking statements, with special reference to the resource projects and industrial equity interests of the Company, involve known and unknown risks and uncertainties deriving from the start-up nature of the businesses involved that could cause the contemplated or actual events or operating results to differ materially from those estimated, anticipated or projected events or results that may be implied or expressed in such forward-looking statements.

Selected Financial Information

The unaudited Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (CGAAP), consistently applied, and all amounts and currencies reported in the following MD&A are in Canadian dollars, unless otherwise noted.

Segmented Information

The statements and projections herein are to be understood as being limited to one reportable operating segment which, for the purposes of this MD&A, is limited to the Company's presently passive investment positions, without the current need to differentiate as to geographic areas or locations until and unless more advanced expenditures or investments are required from the Company for a major project or projects in which material Company resources are required to be committed.

Overview of Performance

During the period under review, the Company substantially maintained intact its working and operating capital position which is held largely in cash, short term financial instruments and other cash equivalent securities. Operating expenses during the period under review were modest, with limited impact on the Company's cash position. Investments in marketable securities remained largely unchanged except for a material increase in the quoted market value of the Company's sizeable common share holdings in publicly-traded Theralase Technologies Inc.

Accounting Policies

The Company maintained unchanged its long standing accounting policies prepared in accordance with Canadian GAAP, with all amounts stated in Canadian dollars. The ongoing significant accounting policies have been more particularly described in the Notes to the audited Financial Statements for the year ending December 31, 2003.

Results of Operations

Investment income continued modest due to the low market interest rate environment. No material transactions involving the Company's equity investment positions were recorded during the period under review. Revenue for the nine-months' period declined to $14,279 from $21,804 last year, and for the latest three-months decreased to $4,178 from $7,159 for the last year's period. Operating expenses for the nine-months' period were reduced from $70,167 last year to $52,658 the current year due to reduced due diligence investigation costs. The operating loss per share for both periods was effectively nil (less than 1 cent per share).

Assets (other than Cash and Equivalents)

The Company's marketable equity investment position remained substantially unchanged, comprising 1,169,000 common shares in Theralase Technologies Inc. (about one-third a Theralase share for each Starrex share), and 45,165 common shares and 29,027 share purchase warrants in Golden Band Resources Inc. Each warrant is exercisable into a common share of Golden Band at $0.30 per share on or before November 03, 2005. Both companies are reporting issuers and listed on the TSX Venture Exchange (Theralase Technologies Inc. on the NEX Board). The quoted market value at September 30, 2004 was about $700,000 (book value-$80,000).

Cash Flow Statement

Taking into account the variable maturities and timing of short term fixed income investments which comprise the primary free cash asset position of the Company, at the end of the current and last year's nine-months' periods, the cash flow position of the Company was substantially unchanged at the end of the current period.

Liquidity and Capital Resources
At the end of the period under review, current assets aggregated approximately $1,000,000, substantially the same as that recorded at the year-end. Current liabilities of approximately $270,000 were basically unchanged at the end of the current nine-month period compared with the year-end.

Share Capital Analysis
As at the date of this MD&A, the exclusive share capital of the Company comprised 3,429,566 common shares, unchanged over the past two years. There are no dilutive securities outstanding or committed for issue, including, without limitation, senior or convertible securities and share purchase warrants or options calling for the issuance of new Company share capita.

Quarterly Information
Due to the generally inactive, passive nature of the Company's current operations, comparisons between the Company's current period under review and the 8 prior quarterly periods are not considered meaningful.

Use of Financial Instruments
The Company has not entered into any conventional or other financial instruments designed to minimize its investment risk, currency risk or commodity risk. No off-balance sheet arrangements have been established nor are there any pending proposals to do so.

Transactions with Related Parties
The Company has engaged in nominal related party transactions dealing primarily with routine, irregular payments of professional fees for essential corporate services rendered by the Company's President and Secretary-Treasurer. These fees are generally paid annually and are described in the Notes to the audited Financial Statements for the year ending December 31, 2003. The Company also pays remuneration to Directors based on payments of $250 for each Director's Meeting attended in person or by way of a telephone conference call, plus out-of-pocket expenses incurred in connection with attendance at such Meetings, or otherwise incurred in furtherance of their duties as Directors. No Director or corporate officer is currently indebted to the Company nor have they been indebted to the Company during 2003, and during the year 2004 to date.

Regulatory, Environmental and Other Risk Factors
The Company is currently not directly engaged in field exploration and development operations which may make it subject to various laws and regulations, including, without limitation, to environmental and health and safety matters, or to political risks which are outside the Company's control. When the Company becomes directly involved in managing such field operations, it will commit to programs of environmental protection on all of its operating sites in accordance with the governing national and international standards. Current business operations in which the Company holds indirect equity interests are operated by other companies whose management and senior employees the Company considers professional, competent and capable of fully complying with the relevant regulatory and environmental regulations.

Outlook

The Company regularly receives diverse project investment proposals in the resource and industrial sectors and conducts preliminary or advanced due diligence investigations deemed appropriate for the nature of such investment and business offerings, when the financial prospects are considered meritorious. Numerous merger and acquisition proposals are regularly received and reviewed, or rejected, largely on valuation questions or on their business growth potential.

Corporate management remains of the view that the Company's free cash assets, including its holding of marketable securities, its modest capitalization and its widespread North American shareholder distribution can profitably be capitalized on by way of a business acquisition that is economically feasible and indicates reasonably tangible medium to long term upside potential. General comments on two current merger and/or acquisition prospects currently under active investigation and evaluation are noted under "Company Overview" in this MD&A.

Corporate management firstly considers prospective merger and/or acquisition proposals and offers on the basis of the integrity and industry experience of the target company's principals and senior management. Their controlling principals and senior management must provide clear evidence establishing their long term commitment to their business enterprise and that they are willing and able to maintain a tangible and continuing material financial commitment to its success.

STARREX MINING CORPORATION LIMITED

Balance Sheets as at September 30, 2004 and December 31, 2003
(Prepared from Company Records)
Unaudited

	Unaudited September 30, 2004	Audited December 31, 2003
ASSETS		
Current		
Cash	$ 938	$1,020,872
Short-term investments (quoted market value - $998,360)	998,360	- 0 -
Other receivables	347	347
	996,645	**1,021,219**
INVESTMENTS	79,071	84,461
CAPITAL ASSETS		
Office equipment, net	490	576
	$1,079,206	**$1,106,256**
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 269,412**	**$ 258,088**
SHAREHOLDERS' EQUITY		
CAPITAL STOCK		
Authorized		
Unlimited number of common shares without par value		
ISSUED AND OUTSTANDING		
3,429,566 common shares	1,203,723	1,203,723
Deficit Account	(393,929)	(355,555)
	809,794	848,168
	$1,079,206	**$1,106,256**

Responsibility for Financial Statements

The accompanying unaudited Financial Statements for STARREX MINING CORPORATION LTD. have been prepared by Management in accordance with Canadian generally accepted accounting principles, consistently applied. The most significant of these accounting principles have been set out in the December 31, 2003, audited Financial Statements. These statements have been presented on the accrual basis of accounting. Management is satisfied that these Financial Statements have been presented fairly.

(Signed) **"S. Donald Moore"**
Director

(Signed) **"John A. Murphy"**
Director

STARREX MINING CORPORATION LIMITED

Statements of Operations and Deficit
(Prepared from Company Records)
Unaudited

	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Income				
Investment income	$ 4,478	$ 7,159	$ 14,189	$ 21,804
Gain (Loss) on sale of investments	(300)	- 0 -	90	- 0 -
	4,178	7,159	14,279	21,804
Expenses				
Administrative	15,769	22,171	52,564	69,491
Interest charges	2	- 0 -	3	568
Depreciation	28	36	86	108
	15,799	22,207	52,653	70,167
Loss before the undernoted item	(11,621)	(15,048)	(38,374)	(48,363)
Recovery of income taxes	- 0 -	20,149	- 0 -	20,149
Income (Loss) for the Period	**(11,621)**	**5,101**	**(38,374)**	**(28,214)**
Deficit, beginning of Period	**(383,308)**	**(363,382)**	**(355,555)**	**(330,067)**
Deficit, end of the Period	**($393,929)**	**($358,281)**	**($393,929)**	**($358,281)**
Earnings (Loss) per share	**($ 0.0034)**	**($ 0.0015)**	**($ 0.0012)**	**($ 0.0082)**

STARREX MINING CORPORATION LIMITED

Statements of Cash Flows
(Prepared from Company Records)
Unaudited

	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Net (Outflow) Inflow of cash related to the following activities				
Operating				
Income (Loss) for the Period	($ 11,621)	$ 5,101	($ 38,374)	($ 28,214)
Items not affecting cash				
Depreciation	28	36	86	108
	(11,593)	5,137	(38,288)	(28,106)
Changes in non-cash operating working capital items				
Other receivables	- 0 -	252	- 0 -	(297)
Accounts payable and accrued liabilities	8,610	13,392	11,324	24,132
	8,610	13,644	11,324	23,835
Financing	- 0 -	- 0 -	- 0	- 0
Investing				
Short-term investments	(1,501)	(20)	(998,360)	1,540
Other investments	3,740	- 0 -	5,390	- 0
	2,230	(20)	(992,970)	1,540
Decrease in cash	(753)	(18,761)	(1,019,934)	(2,731)
Cash, beginning of Period	1,691	19,492	1,020,872	40,984
Cash, end of Period	**$ 938**	**$ 38,253**	**$ 938**	**$ 38,253**
Supplemental disclosure of cash flow information				
Cash received from interest	$ 4,478	$ 7,159	$ 14,189	$ 21,804
Cash interest paid	$ 2	$ - 0 -	$ 3	$ 568

STARREX MINING CORPORATION LTD.

Notes to Financial Statements of September 30, 2004 -- Unaudited

(1) Accounting Policies: The Management of STARREX MINING CORPORATION LTD. (the "Company") has prepared these unaudited Financial Statements for the Nine-months ended September 30, 2004 in accordance with Canadian generally accepted accounting principles. These Financial Statements should be read in conjunction with the audited December 31, 2003 Financial Statements.

(2) These unaudited interim Financial Statements follow the same accounting policies as the December 31, 2003 audited Financial Statements.

(3) As at September 30, 2004, there were 3,429,566 common shares issued and outstanding (September 30, 2003 -- 3,429,566 common shares).

(4) Certain comparative figures for the period may have been reclassified to the current period's presentation.

STARREX MINING CORPORATION LTD

Notice of
Annual General Meeting of Shareholders

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Starrex Mining Corporation Ltd. (the "Corporation") will be held 30 August 2004 at 4:00 pm (Toronto time) in the Executive Boardroom, TSX Convention Centre, 130 King Street West, Toronto, Canada, for the purposes of:

(a) electing Directors of the Corporation for the ensuing year; and

(b) appointing the auditor of the Corporation for the ensuing year and authorizing the Directors to fix the remuneration to be paid to the auditor; and

(c) receiving and considering the audited financial statements for the fiscal year ended December 31, 2003 and the report of the auditor thereon; and

(d) transacting such other business as may properly come before the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, in accordance with the instructions contained in the accompanying Information Circular, to the offices of the Corporation at Suite 1240, 70 York Street, Toronto, Ontario M5J 1S9, not less than 24 hours before the time fixed for holding the Meeting, or any adjournment thereof, or to the Chairman of the Meeting immediately prior to the commencement of the Meeting, or any adjournment thereof.

DATED at Toronto, Ontario this 30th day of June 2004:

BY ORDER OF THE BOARD OF DIRECTORS:

Signed by:

"S. Donald Moore"

President

Starrex Mining Corporation Ltd.

MANAGEMENT'S INFORMATION CIRCULAR
(as of 30 June 2004)

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held Monday, 30 August 2004

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the Management of Starrex Mining Corporation Ltd. (the "Corporation") of proxies to be used at the Annual General Meeting (the "Meeting") of the Shareholders (the "Shareholders") of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be by telephone, telegraph or oral communication by and from the Directors, officers and regular employees of the Corporation. The cost of the solicitation of proxies will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed Instrument of Proxy are officers and/or Directors of the Corporation. **A Shareholder has the right to appoint some other person (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the persons designated in the accompanying Instrument of Proxy.** To exercise this right, a Shareholder should insert the name of the desired person in the blank space provided in the Instrument of Proxy or should complete another Instrument of Proxy. An Instrument of Proxy will not be valid unless it is deposited at the Corporation's offices at Suite 1240, 70 York Street, Toronto, Ontario M5J 1S9, or at the offices of Computershare Trust Company of Canada, ("Computershare"), Proxy Department, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than twenty-four (24) hours (excepting Saturdays, Sundays and holidays) before the time of the Meeting, or any adjournment thereof. A failure to deposit the proxy shall result in its invalidation.

A Shareholder who has submitted an Instrument of Proxy may revoke it by instrument in writing assigned by the Shareholder, or by an authorized attorney, or, if the Shareholder is a corporation, by a duly authorized officer, and deposited either at the offices of the Corporation, or of Computershare, as above noted, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Instrument of Proxy is to be used, or with the Chairman of the Meeting on the day of such Meeting or adjournment thereof, or in any other manner permitted by law. In addition, an Instrument of Proxy may be revoked by the Shareholder, if a corporation, by a representative attending at the Meeting and voting such securities.

Exercise of Discretion by Proxies

The persons named in the accompanying Instrument of Proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. ***In the absence of such direction, such shares will be voted in favour of: (i) the election of Directors; and (ii) the appointment of auditors.*** **The accompanying Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendment or variations to matters identified in the Notice of Meeting, and with respect or other matters which may properly come before the Meeting.** As of the date hereof, the Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

The Instrument of Proxy shall be executed by the Shareholder or his duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer whose title should be indicated. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity should reflect that person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

RECORD DATE

The Directors of the Corporation have set 30 July 2004 as the Record Date for the Meeting. Only Shareholders of record as at that date are entitled to receive notice of and to vote at the Meeting unless after that date a Shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests not later than ten days prior to the Meeting that the transferee's name be included in the list of Shareholders entitled to vote, in which case, such transferee is entitled to vote such shares at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

On 30 June 2004 there were 3,429,566 Common Shares of the Corporation issued and outstanding. Each share carried the right to one vote. To the knowledge of the Directors and senior officers of the Corporation, the only person or persons or companies beneficially owning, directly or indirectly, common shares carrying more than ten (10%) of the voting rights attached to all common shares of the Corporation at 31 May 2003, is S. Donald Moore, who directly, and indirectly through his associate, Talent Oil and Gas Ltd., controls an aggregate of 1,206,577 (35.2%) of the outstanding common shares of the Corporation, and Phoenix Canada Oil Company Limited, which owns 389,729 (11.4%) of the outstanding common shares of the Corporation, and Phoenix Canada Oil Company Limited, which owns 389,729 (11.4%) of the outstanding common shares of the Corporation.

ELECTION OF DIRECTORS

Management of the Corporation proposes to nominate, and the persons named in the accompanying Instrument of Proxy intend to vote in favour to the election, as Directors, of the persons name below. The Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a Director but, if this should occur for any reason prior to the Meeting, the persons named in the accompanying Instrument of Proxy reserve the right to vote for another nominee at their discretion in the absence of a direction to the contrary. Each Director elected will hold office until the next Annual General Meeting or until his successor is duly elected, unless his office is earlier vacated.

The number of Directors of the Corporation to be elected shall be three. All of the nominees currently serve as Directors of the Corporation and their terms of office expire at the Meeting.

The following table and notes thereto state the names of the persons proposed to be nominated for election as Directors, all other positions and offices with the Corporation now held by them, their principal occupations or employments, the periods during which they have served as Directors of the Corporation and the approximate number of shares of the Corporation beneficially owned, directly or indirectly, by each of them, as at the date hereof. The information contained in the following table is based upon information furnished by the respective nominees.

Name and Municipality Of Residence	Position and Office with the Corporation	Year First Became Director	Principal Occupation	Number of Common Shares of the Corporation Beneficially Owned, Controlled or Directed (Directly or Indirectly
S. Donald Moore Toronto, ON	President	1982	President of the Corporation, of Phoenix Canada Oil Company Limited, and and of InterStar Group Inc.	1,206,557 (1)
John A. Murphy (2) Scarborough, ON	Secretary-Treasurer	1982	Corporate Secretary	202
Michael Burns (2) Markham, ON	None	1999	Businessman and Corporate Director	nil

Notes:

(1) Mr. Moore holds 98,910 common shares directly and his associate, Talent Oil and Gas Ltd., holds 1,107,647 common shares.

(2) Member of Audit Committee.

APPOINTMENT OF AUDITORS

Due to the sharply increasing costs of independent external auditor services provided by the limited number of major international auditing firms, and the relatively nominal scope of the Corporation's current business operations, Management reviewed the alternatives and reached the conclusion that a change in the provision of independent external auditor services was desirable in the financial interest of the Corporation. Accordingly, the resignation of Deloitte & Touche as auditors of the Corporation was requested and received on 05 January 2004, at which time Roman W. Gic, Chartered Accountant, was appointed as auditor of the Corporation to fill the vacancy created by the resignation of Deloitte & Touche.

Mr. Roman W. Gic, Chartered Accountant, formerly practiced with the accounting firms of Ernst & Young and Deloitte & Touche. Mr. Gic has subsequently been practicing as a sole practitioner for the last 22 years. Mr. Gic is responsible for the audit of the Corporation's accounts for the year 2003, his first engagement by the Corporation.

In accordance with National Instrument 51-102 *Continuous Disclosure*, the Corporation sent a Notice of Change of Auditors to Deloitte & Touche and Roman W. Gic, C.A. under date of 03 May 2004. Attached to this Information Circular as Schedule "A" is the correspondence between the Corporation and Deloitte & Touche and Roman W. Gic, C.A., as required by National Instrument 51-102, including the Notice of Change of Auditors and the responses by letter of each of Deloitte & Touche and Roman W. Gic, C.A.

Unless such authority is withheld, the persons named in the accompanying proxy intent to vote for the appointment of Roman W. Gic, Chartered Accountant, as auditor of the Corporation for the fiscal year ending December 31, 2004, and to authorize the Directors to fix his remuneration.

ANNUAL REPORT, FINANCIAL STATEMENTS AND AUDITORS REPORT

The Annual Report, the audited Financial Statements of the Corporation for the year ended December 31, 2003, and the Auditors' Report thereon, will be received for consideration at the Meeting.

Further information on the Corporation's assets and operations, which are filed in a timely manner on an historic and ongoing basis, may be accessed at any time on the SEDAR website (www.sedar.com) regulatory filing system. The corporation will promptly provide to any Shareholder requesting same a copy of any current document so described on the said SEDAR filing system free of charge.

EXECUTIVE COMPENSATION

The executive officers of the Corporation are S. Donald Moore, President and John A. Murphy, Secretary-Treasurer.

Compensation of Officers

The compensation paid by the Corporation to the President and Chief Executive Officer of the Corporation for services rendered in all capacities to the Corporation aggregated $15,000, $15,000 and $15,000, respectively, for the years 2003, 2002 and 2001. No bonuses, other annual compensation, other awards, payouts, share grants, or share options were paid or are payable in respect of executive compensation for the years 2003, 2002 and 2001.

The aggregate remuneration paid by the Corporation to the Directors and senior officers in respect of the fiscal year ended December 31, 2003 was $30,000. See "Interest of Insiders in Material Transactions and Management Contracts."

The Corporation has no stock option or other share incentive plan and the Corporation has no pension or other retirement plan.

Employment Contracts

The Corporation has no employment contracts with its executive officers.

Compensation of Directors

The Corporation pays to each Director a fee of $250 for each meeting of the Board of Directors or Committee of the Board of Directors attended.

Indebtedness of Directors and Officers

No Directors or officers of the Corporation are indebted to the Corporation nor have any Directors or officers of the Corporation been indebted to the corporation during 2003.

Director's and Officer's Liability Insurance

Directors and Officers liability insurance is in place at an annual premium cost of $9,999 (plus taxes) (coverage shared with associated companies). The insurance limit under the policy is $1,000,000 per occurrence each policy year, subject to a $25,000 deductible payable by the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS AND MANAGEMENT CONTRACTS

The Corporation paid $15,000 and $16,264, respectively, in each of 2003 and 2002 to Secorp Limited, a corporation controlled by Mr. John A. Murphy, for the provision of financial management, accounting and corporate secretarial services rendered by it to the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In 1995, the Toronto Stock Exchange (the "TSE") issued a series of guidelines for effective corporate governance. The guidelines are concerned with the constitution of Boards of Directors, their committees' functions, their independence from management and other issues relating to sound corporate governance.

The TSE adopted as a continuing listing requirement for all TSE listed companies, and currently the TSX Venture Exchange, that each company annually disclose its corporate governance policies with reference to the guidelines. There is no requirement for a company to comply with all the TSE guidelines. The guidelines specifically recognize that each company should have the flexibility to develop its own approach to corporate governance and address the issue within the context of its particular circumstances.

In July, 1996, the Corporation formed an *ad hoc* committee of two of the members of the Board of Directors to analyze the TSE Guidelines and make recommendations regarding their implementation in a manner appropriate to the Corporation. The Committee's efforts have resulted in the implementation of the recommendations described below.

Mandate of the Board

The Board of Directors believes that effective corporate governance contributes to improved corporate performance and enhanced Shareholder value.

The responsibility of the Board of Directors is to supervise the management of the business and affairs of the Corporation and to act with a view towards the best interests of the Corporation. In discharging its mandate, the Board of Directors oversees and reviews the development and implementation of the following significant corporate plans and initiatives:

1. Formulating the overall strategic direction of the Corporation;
2. Identifying the principal risks of the Corporation's business and monitoring the implementation by management of systems to manage these risks;
3. Succession planning, including appointing and monitoring senior management;
4. Monitoring the implementation of communications strategies to facilitate communications with investors and other interested parties; and
5. Reviewing the integrity of the Corporation's internal controls and management information systems.

The Board of Directors generally plans to meet about once each quarter, and following the Annual Meeting of Shareholders. The frequency of the meetings of the Board of Directors, as well as the nature of meeting agendas, are dependent upon the Corporation's affairs and are determined by the opportunities or issues which the Corporation faces from time to time.

Board Composition

The Board of Directors is currently composed of four members. The Board of Directors believes that two of its members, Messrs. Murphy and Burns, are unrelated Directors as defined in the guidelines (in other words, independent of Management and free from an interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings).

The Board of Directors has considered the size of the Board to determine whether it has sufficient members to carry out its mandate in an efficient manner, while simultaneously presenting a diversity of views and experience. The Board is of the view that its composition of at least four Directors serves to promote effectiveness and efficiency in the direction of the Corporation while preserving its diversity.

Principal Shareholder

S. Donald Moore, with his associate, Talent Oil and Gas Ltd., holds approximately 35.2% of the outstanding shares of the Corporation. For purposes of the guidelines, Mr. Moore is not a significant shareholder (in other words, a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors).

Independence from Management

S. Donald Moore is Chief Executive Officer, as President, of the Corporation. The Board of Directors is of the view that the position of S. Donald Moore does not impair the ability of the Board of Directors to act independently of Management and further, considering the present size of the Corporation and its activities, this arrangement is presently appropriate and functional. Mr. Moore assumes responsibility for most of the day-to-day business affairs of the Corporation but, as a matter of practice, consults with individual members of the Board on all material matters, with special reference to consultations on definitive decisions when significant new corporate business opportunities are offered for consideration by the Corporation.

Board Committees

The Board of Directors has one committee, the Audit Committee. The Board as a whole meets as required to discuss matters relating to compensation and such other issued as it deems necessary. When deemed appropriate in the circumstances, members of Management, including Mr. Moore, are not present at such meeting.

Given the number of members of the Board of Directors, the independent members of the Board assume the functions of a corporate governance committee. In this regard, their duties include:

1. Reviewing the role and conduct of the Board of Directors and its committees and the manner in which the Board of Directors and its committees carry out their duties and responsibilities; and
2. Reviewing the composition and other requirements of the Board of Directors and identifying and recommending suitable candidates for election as Directors; and
3. If required, ensuring a suitable orientation program is available for new Directors and senior Management; and
4. Reviewing the form and adequacy of Directors' and senior officers' compensation.

Audit Committee

The Audit Committee operates under guidelines established by the Canadian Securities Administrators in 1990 and follows recommendations of the Corporation's outside auditors to enhance the

effectiveness of those published guidelines. In addition to carrying outs its statutory legal responsibilities (including review of the Corporation's annual financial statements prior to their presentation to the Board), the Audit Committee reviews all financial reporting, including interim financial statements and the Management's Discussion and Analysis reported in the Corporation's Annual Report. The Committee meets with the Corporation's external auditors and with members of Management at least once a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the Board the auditor to be appointed as the Corporation's independent auditor at the Annual Meeting and the terms of their remuneration.

The Committee is also charged with reviewing and monitoring the actions taken by Management with respect to any significant recommendations made by the Corporation's external independent auditor.

Decisions Requiring Board Approval

Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation's business.

In addition to those matters which by law must be approved by the Board of Directors, approval by the Board is required for the Corporation's annual business plan and budget, if and when prepared, major acquisitions or dispositions by the Corporation or transactions which are outside of the Corporation's existing business operations.

Shareholder Communications

The Board of Directors has authorized Management to represent the Corporation in its communications with Shareholders and members of the investment community. In addition, Management meets regularly with investors and other interested parties to receive and respond to inquiries and comments. All inquiries and concerns are directed as to context and subject to receive a complete and timely response from the appropriate officer of the Corporation.

The Board of Directors reviews the Corporations' materially significant communications with investors, the public and the financial community.

Expectations of Management

The Board of Directors has charged Management with responsibility for the efficient management and direction of the business and for the identification and proposals of initiatives for the Corporation to evaluate and secure opportunities as they arise. In order for the Board to effectively carry out its mandate, it must have confidence in the abilities of Management which reports to it with respect to identifying material issues and corporate opportunities.

ADDITIONAL INFORMATION

The documents referred to or incorporated by reference in this Management's Information Circular, including the current and prior year's Annual Reports and audited Financial Statements, and the prior year's Information Circular, are available on the SEDAR regulatory filing system website (www.sedar.com) or current corporate documents will be provided free of charge to any Shareholder of the Corporation upon request to the Corporation at Suite 1240, 70 York Street, Toronto, Canada M5J 1S9.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations to other matters to come before the Meeting other than the matters referred to in this Notice.

BOARD APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: 30 June 2004

Signed by:

"S. Donald Moore"
President and C.E.O.

SCHEDULE "A"
(appended)

CHANGE OF AUDITORS
REPORTING DOCUMENTS

STARREX MINING CORPORATION LTD.

SUITE 1240 • 70 YORK STREET • TORONTO • ONTARIO • CANADA • M5J 1S9
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:starrex@atlantor.com

NOTICE OF CHANGE OF AUDITOR

TO: Deloitte & Touche LLP, Chartered Accountants
181 Bay Street, Suite 1400
Toronto, Ontario M5J 2V1
Attn: Robert Francis

AND TO: R.W. Gic, Chartered Accountant
2 Jane Street West, Suite 503
Toronto, Ontario M6S 4W3

TAKE NOTICE THAT, at the request of the Corporation, Deloitte & Touche LLP, Chartered Accountants, has resigned as the auditor of the Corporation effective as of January 5, 2004, and R.W. Gic, Chartered Accountant has been appointed to fill the vacancy created by such resignation.

TAKE FURTHER NOTICE THAT:

(a) there have been no reservations contained in the auditors' reports on the annual financial statements of the Corporation for the fiscal years ended December 31, 2002 and December 31, 2001, being the two (2) most recent fiscal years immediately preceding the date of this notice for which annual financial statements have been prepared nor for any other period subsequent to the most recently completed period for which an audit report was issued; and

(b) at a meeting held on March 16, 2004, the board of directors of the Corporation agreed that the current and foreseeable modest size and minimal complexity of the Corporation's operations did not justify the use and expense of a large international accounting firm to perform its audit function and that considerable cost savings could be achieved by using a smaller local firm. Accordingly, the President, acting for the directors, requested the resignation of Deloitte & Touche LLP as auditors of the Corporation and, following the receipt of such resignation, completed the appointment of R.W. Gic to fill the vacancy so created; and

(c) in the opinion of the Corporation, no reportable events within the meaning of National Policy No. 31 of the Canadian Securities Administrators have occurred prior to the date hereof.

DATED this 3rd of May 2004

ON BEHALF OF THE BOARD OF DIRECTORS

S. Donald Moore, President

R.W.Gic B.Math. (Hon), C.A.

CHARTERED ACCOUNTANT

May 7, 2004

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

To Whom It May Concern:

I have read the Notice of Change of Auditor of Starrex Mining Corporation Ltd. dated May 3, 2004 and, based on my knowledge of such information at this time, agree with each of the statements contained therein.

Yours truly

R.W.Gic, CA

2 Jane Street, Suite 503, Toronto, Ontario M6S 4W3 Tel: (416) 762-8113 Fax: (416) 762-8494

Deloitte.

Deloitte & Touche LLP
BCE Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: (416) 601-6150
Fax: (416) 601-6151
www.deloitte.ca

May 7, 2004

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

To Whom It May Concern:

We have read the Notice of Change of Auditor of Starrex Mining Corporation Ltd. dated May 3, 2004 and, based on our knowledge of such information at this time, agree with each of the statements contained therein.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu

STARREX MINING CORPORATION LTD.

PROXY

Solicited by Management for the Annual General Meeting
of Shareholders to be held on Monday, 30 August 2004

The undersigned Shareholder of Starrex Mining Corporation Ltd. (the "Corporation") hereby appoints S. Donald Moore, the President and a Director, or, failing him, John A. Murphy, Secretary-General and a Director, or instead of either of them,

______________________________ as Proxy, with power of substitution, to attend, act and vote all shares in the capital of the Corporation registered in the name of the undersigned for and on behalf of the undersigned at the Annual Meeting (the "Meeting") to be held on 30 August 2004 at 4:00 p.m. (Toronto time) in the Executive Boardroom, TSX Convention Centre, 130 King Street West, Toronto, Canada, and at any adjournment or adjournments thereof.

The said Proxy is instructed to vote as specified below:

1. ________ **FOR or** _________ **TO BE WITHHELD FROM VOTING FOR** (or if no choice is specified, **FOR**) the election of Directors for the ensuing year of those nominees proposed by management as specified in the Information Circular of the Corporation dated 30 June 2004; and

2. ________ **FOR or** _________ **TO BE WITHHELD FROM VOTING FOR** (or if no choice is specified, **FOR**) the appointment of Roman W. Gic, Chartered Accountant, as auditor of the Corporation for the ensuing year and authorization of the Directors to fix his remuneration; and

3. on any matters that may properly come before the meeting as the said Proxy may see fit.

The shares represented by this Proxy will be voted and, in particular, will be voted in accordance with any instructions indicated on any ballot that may be called for. Unless a contrary instruction is indicated, this Proxy will be voted at the Meeting in favour of the matters referred to above.

If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this Proxy is proposed at the Meeting or at any adjournment thereof, or if any others matters properly come before such meeting or any adjournment thereof, **this Proxy confers discretionary authority to vote** on any such amendment or variation or such other matters according to the best judgment of the person voting this Proxy.

The undersigned hereby revokes any instrument of Proxy previously given to vote at the Meeting or adjournments thereof.

DATED this ______ day of ___________ , 2004

________________________ ________________________________

Name of Shareholder (Please Print) Signature of Shareholder

____

Address of Shareholder (Please Print)

______________________________ ______________________________

NUMBER OF SHARES

NOTES:

1. This form of Proxy must be dated and signed by the appointer or his attorney in writing or, if the appointer is a body corporate, this form of Proxy must be executed under its corporate seal or by an office or attorney thereof duly authorized. If this form of Proxy is not dated, it is deemed to bear the date on which it was mailed to the Corporation.

2. **A Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, as his nominee to attend and act for him and on his behalf at the Meeting. To exercise such right, the Shareholder should insert the name of his nominee in the blank space provided for that purpose on the page hereof or complete another form of Proxy.**

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE THIS FORM OF PROXY AND RETURN IT TO THE CORPORATION.

82-5153

STARREX MINING CORPORATION LTD.

SUPPLEMENTAL MAILING LIST RETURN CARD
(National Instrument 54-101)

To: Registered and Non-registered Shareholders of **STARREX MINING CORPORATION LTD.**

Ref: Shareholder's Request to Receive 2004 Interim Financial Statements

National Instrument 54-101 and National Instrument 54-102 replace National Policy 41 and establish the framework for communication between issuers and their registered and non-registered Shareholders.

The Instruments exempt companies from having to deliver interim financial statements to their registered and non-registered Shareholders unless requested by such Shareholders to do so.

If you are a registered or non-registered Shareholder, and wish to be placed on a supplemental mailing list for the receipt of interim financial statements, please complete and return the Supplemental Return Card below.

The supplemental mailing list must be updated each year. A Supplemental Return Card will be required annually in order to receive quarterly financial statements. Other Shareholder mailings will continue to be mailed to registered shareholders in the normal course.

To: **Starrex Mining Corporation Ltd.**
Suite 1240; 70 York Street
Toronto, Ontario, Canada M5J 1S9

Ref: **Supplemental Return Card for 2004 Supplemental Mailing List Registration**

RECD S.E.C.
DEC 1 2004

Name...
(Please Print)

Street Address/Box No..

....

City.. **Province/State**............................

Postal/Zip Code.................................

Signed... **Date**......................2004

82-3755

STARREX MINING CORPORATION LTD.

SUITE 1240 • 70 YORK STREET • TORONTO • ONTARIO • CANADA • M5J 1S9
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:starrex@atlantor.com

National Instrument 51-102; Continuous Disclosure Obligations

Management's Discussion and Analysis of Financial Condition and Operations

for the Interim Period Ending June 30, 2004

General

The following Management's Discussion and Analysis ("MD&A") of Starrex Mining Corporation Ltd., (the "Company") should be read in conjunction with the unaudited Financial Statements of the Company, and the Notes thereto, for the six months ending June 30, 2004, and with the audited Financial Statements of the Company, and the Notes thereto, for the year ending December 31, 2003. This MD&A covers the six months' period to June 30, 2004 and is compared to the comparable period ending June 30, 2003. This MD&A has been prepared as at August 03, 2004.

Company Overview

The Company is presently a domestic and international mining exploration and development company with investments and equity interests in other resource and industrial businesses. The Company's common shares are listed on the TSX Venture Exchange (Symbol:STX). The Company presently operates primarily through investments and equity positions in other companies, both related and unrelated. The Company is presently engaged in negotiations involving two potentially major merger and/or acquisitions transactions, both under due diligence investigations which are in different stages as to their status. The interest of the respective principals derives from the Company's free cash assets, modest diluted capital stock position and widely distributed North American shareholder base. No conclusion can presently be foreseen as to the successful outcome, or otherwise, of these negotiations.

Forward-Looking Statements

Certain statements contained or incorporated in this MD&A of the Company's financial condition and operating results, including information, analysis and projections as to the future operating performance of the Company and its affiliated or outside investments and equity positions, constitute forward-looking statements. Such forward-looking statements, with special reference to the resource projects and industrial equity interests of the Company, involve known and unknown risks and uncertainties that could cause actual events or operating results to differ materially from those estimated, anticipated or projected events or results that may be implied or expressed in such forward-looking statements.

Selected Annual Information

The unaudited Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (CGAAP), consistently applied, and all amounts and currencies reported in the following MD&A are in Canadian dollars, unless otherwise noted.

Segmented Information

The statements and projections herein are to be understood as being limited to one reportable operating segment which, for the purposes of this MD&A, is limited to the Company's presently passive

investment position, without the current need to differentiate as to geographic areas or locations until and unless more advanced expenditures or investments are required from the Company for a major project or projects in which material Company resources are required to be committed.

Overview of Performance

During the period under review, the Company substantially maintained intact its working and operating capital position which is held largely in cash, short term financial instruments and other cash equivalent securities. Operating expenses during the period under review were modest, with limited impact on the Company's cash position. Investments in marketable securities remained largely unchanged except for a material increase in the quoted market value of the Company's sizeable common share holdings in publicly-traded InterStar Group Inc.

Accounting Policies

The Company maintained unchanged its long standing accounting policies prepared in accordance with Canadian GAAP, with all amounts stated in Canadian dollars. The ongoing significant accounting policies have been more particularly described in the Notes to the audited Financial Statements for the year ending December 31, 2003.

Results of Operations

Investment income continued modest due to the low market interest rate environment. No transactions involving the Company's equity investment positions were recorded during the period under review. Revenue for the six-months' period declined to $10,101 from $14,645 last year, and for the latest three-months decreased to $4,518 from $8,162 for the last year's period. Operating expenses for the period were reduced from $33,315 last year to $26,753 the current year. The operating loss per share for both periods was effectively nil (less than 1 cent per share).

Assets (other than Cash and Equivalents)

The Company's marketable equity investment position remained unchanged, comprising 1,169,000 common shares in InterStar Group Inc.(about one-third an InterStar share for each Starrex share), and 108,609 common shares and 29,027 share purchase warrants in Golden Band Resources Inc. Each warrant is exercisable into a common share of Golden Band at $0.20 per share on or before November 13, 2004 and at $0.30 per share on or before November 03, 2005. Both companies are reporting issuers and listed on the TSX Venture Exchange. The market value at June 30, 2004 was $830,000 (book value-$83,000).

Cash Flow Statement

Taking into account the varying maturities and timing of short term investments which comprise the primary free cash position of the Company, at the end of the current and last year's six-months' periods, the cash flow position of the Company was substantially unchanged at the end of the current period.

Liquidity and Capital Resources

At the end of the period under review, current assets aggregated approximately $1,000,000, substantially the same as that recorded at the year-end. Current liabilities of approximately $260,000 were basically unchanged at the end of the current six-month period compared with the year-end. The

quoted market value of the Company's equity investments (recorded at a book cost of $84,461) at the latest year-end was $499,377 compared with $829,675 at the end of the period under review.

Share Capital Analysis

As at the date of this MD&A, the exclusive share capital of the Company comprised 3,429,566 common shares. There are no dilutive securities outstanding or committed for issue, including, without limitation, senior or convertible securities and share purchase warrants or options on the Company's share capital.

Quarterly Information

Due to the generally inactive, passive nature of the Company's ongoing operations, comparisons between the Company's current period under review and the 8 prior quarterly periods are not considered meaningful.

Use of Financial Instruments

The Company has not entered into any conventional or other financial instruments designed to minimize its investment risk, currency risk or commodity risk. No off-balance sheet arrangements have been established nor are there any pending proposals to do so.

Transactions with Related Parties

The Company has engaged in nominal related party transactions dealing primarily with routine, irregular payments of professional fees for essential corporate services rendered by the Company's President and Secretary-Treasurer. These fees are generally paid annually and are described in the Notes to the audited Financial Statements for the year ending December 31, 2003. The Company also pays remuneration to Directors based on payments of $250 for each Director's Meeting attended in person or by way of telephone conference call, plus out-of-pocket expenses incurred in connection with attendance at such Meetings or otherwise in furtherance of their duties as Directors. No Director or corporate officer is currently indebted to the Company nor have they been indebted to the Company during 2003, and during the year 2004 to date.

Regulatory, Environmental and Other Risk Factors

The Company is currently not directly engaged in field exploration and development operations which may make it subject to various laws and regulations, including, without limitation, to environmental and health and safety matters, or to political risks which are outside the Company's control. When the Company becomes directly involved in managing such field operations, it will commit to programs of environmental protection on all of its operating sites in accordance with the governing national and international standards. Current filed operations in which the Company holds indirect equity interests are operated by other companies which the Company considers professional, competent and which fully comply with the relevant regulatory and environment regulations.

Outlook

The Company regularly receives diverse project investment proposals in the resource and industrial sectors and conducts preliminary or advanced due diligence investigations deemed appropriate for the nature of such investment and business offerings, when the financial prospects are considered meritorious. Numerous merger and acquisition proposals are regularly received and reviewed, or rejected, largely on valuation questions. Corporate management remains of the view that the

Company's free cash assets, its holding of marketable securities, its modest capitalization and widespread shareholder distribution can be enhanced by way of a business acquisition that is economically feasible and indicates reasonably tangible medium to long term upside potential. General comments on two current active investigations and evaluation are noted under "Company Overview" herein.

Corporate management firstly considers prospective merger and/or acquisition proposals and offers on the basis of the integrity and industry experience of the target company's principals. Their senior management must provide clear evidence establishing their long term commitment to their business enterprise and that they are willing and able to maintain a tangible and continuing material financial commitment to its success.

STARREX MINING CORPORATION LIMITED

Balance Sheets as at June 30, 2004 and December 31, 2003
(Prepared from Company Records)
Unaudited

	Unaudited June 30, 2004	Audited December 31, 2003
ASSETS		
Current		
Cash	$ 1,691	$1,020,872
Short-term investments(quoted market value $996,850)	996,850	- 0 -
Other receivable	347	347
	998,888	1,021,219
INVESTMENTS	82,811	84,461
CAPITAL ASSETS		
Office Equipment, net	518	576
	$ 1,082,217	**$1,106,256**
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 260,802	$ 258,088
SHAREHOLDERS' EQUITY		
CAPITAL STOCK		
Authorized		
unlimited number of common shares		
ISSUED AND OUTSTANDING		
3,429,566 common shares	1,203,723	1,203,723
Deficit Account	(382,308)	(355,555)
	821,415	848,168
	$ 1,082,217	**$1,106,256**

Responsibility for Financial Statements

The accompanying unaudited financial statements for STARREX MINING CORPORATION LTD. have been prepared by Management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2003, audited financial statements. These statements have been presented on the accrual basis of accounting. Management is satisfied that these financial statements have been presented fairly.

(Signed) **"S. D. Moore"**
Director

(Signed) **"J.A. Murphy"**
Director

STARREX MINING CORPORATION LTD.

Statements of Operations and Deficit
(Prepared from the Company Records)
Unaudited

	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
INCOME				
Investment income	$ 4,128	$ 8,162	$ 9,711	$ 14,645
Gain on Sale of Investments	390	- 0 -	390	- 0 -
	4,518	8,162	10,101	14,645
EXPENSES				
Administrative	16,675	23,855	36,795	47,320
Interest charges	1	- 0 -	1	568
Depreciation	29	36	58	72
	16,705	23,891	36,854	47,960
Loss for the Period	12,.187	15,729	26,753	33,315
Deficit, beginning of the Period	370,121	347,653	355,555	330,067
Deficit, end of the Period	$ 382,308	$363,382	$382,308	$363,382
Loss per share	$ 0.0035	$ 0.0046	$ 0.0078	$ 0.0097

STARREX MINING CORPORATION LTD.

Statement of Cash Flows
(Prepared from the Company Records)
Unaudited

	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
Net (Outflow) Inflow of cash related to the following activities				
OPERATING				
Loss for the Period	($ 12,187)	($ 15,729)	($ 26,753)	($ 33,315)
Items not affecting cash				
Depreciation	29	36	58	72
	(12,158)	(15,693)	(26,695)	(33,243)
Changes in non-cash operating working capital items				
Other receivables	- 0 -	(549)	- 0 -	(549)
Accounts payable and accrued liabilities	(11,723)	1,475	2,714	10,740
	(11,723)	926	2,714	10,191
Financing	- 0 -	- 0 -	- 0 -	- 0 -
Investing				
Short-term investments	2,000	(3,610)	(996,850)	1,560
Other investments	1,650	- 0 -	1,650	- 0 -
	3,650	(3,610)	(995,200)	1,560
Decrease in cash	(20,231)	(18,377)	(1,019,181)	(21,492)
Cash, beginning of Period	21,922	37,869	1,020,872	40,984
Cash, end of Period	**$ 1,691**	**$ 19,492**	**$ 1,691**	**$19,492**
Supplemental Disclosure of Cash Flow information				
Cash received from interest	$ 4,128	$ 8,612	$ 9,711	$ 14,645
Cash interest paid	$ 1	$ - 0 -	$ 1	$ 568

STARREX MINING CORPORATION LTD.
Notes to Financial Statement – June 30, 2004
Unaudited

(1) Accounting Policies. The Management of STARREX MINING CORPORATION LTD.(the "Company") has prepared these unaudited financial statements for the Six Months ended June 30, 2004 in accordance with Canadian generally accepted accounting principles. These financial statements should be read in conjunction with the audited December 31, 2003 financial statements.

(2) These unaudited interim financial statements follow the same accounting policies as the December 31, 2003 audited financial statements.

(3) As at June 30, 2004, there were 3,429,566 common shares issued and outstanding (June 30, 2003 – 3,429,566 common shares.)

(4) Certain comparative figures for the period may have been reclassified to the current Period's presentation.